Rule 424(b)(5)
                                                               File #333-160794
PROSPECTUS SUPPLEMENT
(to Prospectus dated December 9, 2010)


                               CEL-SCI CORPORATION
                                  Common Stock


    We have entered into a sales agreement with McNicoll Lewis & Vlak LLC, or MLV, relating to shares of our common stock offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the sales agreement, we may offer and sell shares of our common stock, having an aggregate offering price of up to $30,000,000 million from time to time through MLV acting as agent and/or principal.

    Our common stock is listed on the NYSE Amex under the symbol "CVM." The last reported sale price of our common stock on December 9, 2010 was $0.90 per share.

    Sales of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in sales deemed to be "at-the-market" equity offerings as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on or through the NYSE Amex, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other method permitted by law. MLV will act as sales agent on a best efforts basis. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

      MLV will be entitled to a commission in an amount equal to the greater of 3% of the gross proceeds from each sale of the shares, or $0.025 for each share sold by means of this prospectus, provided, that, in no event shall MLV receive a commission greater than 8.0% of the gross proceeds from the sale of the shares. In connection with the sale of the common stock on our behalf, MLV may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, and the compensation of MLV may be deemed to be underwriting commissions or discounts.

      The securities offered by this prospectus are speculative and involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. For a description of certain important factors that should be considered by prospective investors, see the "Risk Factors" section of CEL-SCI's report on Form 10-K for the year ended September 30, 2010, which report is incorporated by reference.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


          The date of this prospectus supplement is December 10, 2010.


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                        ABOUT THIS PROSPECTUS SUPPLEMENT

        Unless expressly stated otherwise, all references in this prospectus supplement and the accompanying prospectus to "the Company," "CEL-SCI," "we," "us," "our," or similar references mean CEL-SCI Corporation and its subsidiary on a consolidated basis.

        This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our common stock and supplements information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about us and the shares of common stock we may offer from time to time under our shelf registration statement. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

        We have not authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus. You should not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may authorize to be provided to you. This prospectus supplement, the accompanying prospectus and any related free writing prospectus do not constitute an offer to sell or the solicitation of an offer to buy common stock, nor do this prospectus supplement, the accompanying prospectus and any related free writing prospectus constitute an offer to sell or the solicitation of an offer to buy common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and any related free writing prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement, the accompanying prospectus and any related free writing prospectus are delivered or common stock is sold on a later date.

                           FORWARD-LOOKING STATEMENTS

      The statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements for purposes of these provisions, including without limitation any statements relating to:

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     o    the  occurrence  and  likelihood  of  a  partnering  and/or  strategic transaction with respect to our lead product candidates and assets on favorable terms, or at all;

     o sufficiency of our cash resources and our ability to obtain additional financing on favorable terms, or at all;

     o    our  plans  to  research,   develop  and   commercialize  our  product
          candidates;

     o the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

     o    regulatory developments in the United States and foreign countries;

     o    any  statements   concerning   potential  licensing  or  collaborative
          arrangements; and

     o our ability to obtain and maintain intellectual property protection for our product candidates.

     In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" and similar expressions intended to identify forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in the "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections incorporated by reference from our most recent Annual Report on Form 10-K, as well as any amendments thereto reflected in subsequent filings with the SEC, and in Current Reports on Form 8-K filed with the SEC. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks, uncertainties and other important factors. We discuss many of these risks, uncertainties and other important factors in greater detail under the heading "Risk Factors" in the accompanying prospectus. Given these risks, uncertainties and other important factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. You should carefully read this prospectus supplement, the accompanying prospectus and any free writing prospectus, together with the information incorporated by reference, completely and with the understanding that our actual future results may be materially different from what we expect. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our business, results of operations and financial condition.

     Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.


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                                     SUMMARY

THIS SUMMARY IS QUALIFIED BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT, AS WELL AS CEL-SCI'S PROSPECTUS DATED DECEMBER 9, 2010.

      CEL-SCI Corporation was formed as a Colorado corporation in 1983. CEL-SCI's principal office is located at 8229 Boone Boulevard, Suite 802, Vienna, VA 22182. CEL-SCI's telephone number is 703-506-9460 and its web site is www.cel-sci.com. We do not incorporate the information on our website into this prospectus supplement or accompanying prospectus, and you should not consider it part of this prospectus supplement or accompanying prospectus.

      CEL-SCI makes its electronic filings with the Securities and Exchange Commission (SEC), including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports available on its website free of charge as soon as practicable after they are filed or furnished to the SEC.

CEL-SCI's business consists of the following:

     1)   Multikine cancer therapy;
     2)   New "cold fill" manufacturing service to the pharmaceutical  industry;
          and
     3) LEAPS technology, with two products, H1N1 swine flu treatment for H1N1 hospitalized patients and CEL-2000, a rheumatoid arthritis treatment vaccine.

MULTIKINE

      CEL-SCI's lead product, Multikine, is being developed for the treatment of cancer. It is the first of a new class of cancer immunotherapy drugs called Combination Immunotherapy because it combines active and passive immunity in one product. It simulates the activities of a healthy person's immune system, which battles cancer every day. Multikine is multi-targeted; it is the only cancer immunotherapy that both kills cancer cells in a targeted fashion and activates the general immune system to destroy the cancer. CEL-SCI believes Multikine is the first immunotherapeutic agent being developed as a first-line standard of care treatment for cancer and it is cleared for a global Phase III clinical trial in advanced primary (previously untreated) head and neck cancer patients.

      Multikine is a new type of immunotherapy in that it is a combination immunotherapy, incorporating both active and passive immune activity. A combination immunotherapy most closely resembles the workings of the natural immune system in the sense that it works on multiple fronts in the battle against cancer. A combination immunotherapy causes a direct and targeted killing of the tumor cells and activates the immune system to produce a more robust and sustainable anti-tumor response.

      Multikine is designed to target the tumor micro-metastases that are mostly responsible for treatment failure. The basic concept is to add Multikine to the

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current cancer treatments with the goal of making the overall cancer treatment more successful. Phase II data indicated that Multikine treatment resulted in a substantial increase in the survival of patients. The lead indication is advanced primary (previously untreated) head & neck cancer (about 600,000 new cases per annum). Since Multikine is not tumor specific, it may also be applicable in many other solid tumors.

      In January 2007, the US Food and Drug Administration (FDA) concurred with the initiation of a global Phase III clinical trial in head and neck cancer patients using Multikine. The Canadian regulatory agency, the Biologics and Genetic Therapies Directorate, had previously concurred with the initiation of a global Phase III clinical trial in head and neck cancer patients using Multikine.

      The protocol is designed to develop conclusive evidence of the efficacy of Multikine in the treatment of advanced primary (previously untreated) squamous cell carcinoma of the oral cavity (head and neck cancer). A successful outcome from this trial should enable CEL-SCI to apply for a Biologics License to market Multikine for the treatment of this patient population.

      The trial will test the hypothesis that Multikine treatment administered prior to the current standard therapy for head and neck cancer patients (surgical resection of the tumor and involved lymph nodes followed by radiotherapy or radiotherapy and concurrent chemotherapy) will extend the overall survival, enhance the local/regional control of the disease and reduce the rate of disease progression in patients with advanced oral squamous cell carcinoma.

      Since sufficient funding has been obtained, CEL-SCI expects to commence the pivotal Phase III clinical trial for Multikine at the end of 2010. This follows not only many years of extensive clinical trials, but also a review of the Phase III submissions by both the FDA and the Canadian regulators.

UNIQUE COLD FILL CONTRACT MANUFACTURING SERVICE TO BE OFFERED AT CEL-SCI'S NEW MANUFACTURING FACILITY

      Before starting the Phase III clinical trial, CEL-SCI needed to develop and validate the manufacturing process for Multikine as well as build and fully validate a dedicated manufacturing facility for Multikine. CEL-SCI took delivery of its new manufacturing facility in October 2008 and completed validation in January 2010.

      The new, state-of-the-art, manufacturing facility is being used to manufacture Multikine for CEL-SCI's Phase III clinical trial. Located near Baltimore, MD, the facility was designed and built over 18 months to CEL-SCI's specifications. In addition to using this facility to manufacture Multikine, CEL-SCI, if the facility is not being used for Multikine, will offer the use of the facility as a service to pharmaceutical companies and others, particularly those that need to "fill and finish" their drugs in a cold environment (4 degrees Celsius, or approximately 39 degrees Fahrenheit), however, priority will always be given to Multikine. Fill and finish is the process of filling injectable drugs in a sterile manner and is a key part of the manufacturing process for many medicines.

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      The fastest area of growth in the biopharmaceutical and pharmaceutical markets is biologics, and most recently stem cell products. These compounds and therapies are derived from or mimic human cells or proteins and other molecules (e.g., hormones, etc.). Nearly all of the major drugs developed for unmet medical needs (e.g., Avastin(R), Erbitux(R), Rituxan(R), Herceptin(R), Copaxon(R), etc.) are biologics. Biologics are usually very sensitive to heat and quickly lose their biological activity if exposed to room or elevated temperature. Room or elevated temperatures may also affect the shelf-life of a biologic with the result that the product cannot be stored for as long as desired. However, these products do not generally lose activity when kept at 4 degrees Celsius.

      The FDA and other regulatory agencies require a drug developer to demonstrate the safety, purity and potency of a drug being produced for use in humans. When filling a product at 4 degrees Celsius, minimal to no biological losses occur and therefore the potency of the drug is maintained throughout the final critical step of the drug's manufacturing process. If the same temperature sensitive drug is instead aseptically filled at room temperature, expensive and time-consuming validation studies must be conducted, first, to be able to obtain a complete understanding of the product's potency loss during the room temperature fill process, and second, to create solutions to the drug's potency losses, which require further testing and validation.

       CEL-SCI's unique, cold aseptic filling suite can be operated at temperatures between 2 degrees Celsius and room temperatures, and at various humidity levels. CEL-SCI's aseptic filling suites are maintained at FDA and EU ISO classifications of 5/6. CEL-SCI also has the capability to formulate, inspect, label and package biologic products at cold temperatures.

      CEL-SCI does not know of any other facility in the United States which is able to provide cold 4 degrees Celsius finish and fill services on a contract basis.

L.E.A.P.S.

      CEL-SCI's patented T-cell Modulation Process uses "heteroconjugates" to direct the body to choose a specific immune response. The heteroconjugate technology, referred to as LEAPS (Ligand Epitope Antigen Presentation System), is intended to selectively stimulate the human immune system to more effectively fight bacterial, viral and parasitic infections as well as autoimmune, allergies, transplantation rejection and cancer, when it cannot do so on its own. Administered like vaccines, LEAPS combines T-cell binding ligands with small, disease associated, peptide antigens and may provide a new method to treat and prevent certain diseases.

      The ability to generate a specific immune response is important because many diseases are often not combated effectively due to the body's selection of the "inappropriate" immune response. The capability to specifically reprogram an immune response may offer a more effective approach than existing vaccines and drugs in attacking an underlying disease.

      Using the LEAPS technology, CEL-SCI has created a potential peptide treatment for H1N1 (swine flu) hospitalized patients. This LEAPS flu treatment is designed to focus on the conserved, non-changing epitopes of the different strains of Type A Influenza viruses (H1N1, H5N1, H3N1, etc.), including "swine",


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"avian or bird", and "Spanish Influenza", in order to minimize the chance of viral "escape by mutations" from immune recognition. CEL-SCI's LEAPS flu treatment contains epitopes known to be associated with immune protection against influenza in animal models.

      On September 16, 2009, the U.S. Food and Drug Administration advised CEL-SCI that it could proceed with its first clinical trial to evaluate the effect of LEAPS-H1N1 treatment on the white blood cells of hospitalized H1N1 patients. This followed an expedited initial review of CEL-SCI's regulatory submission for this study proposal.

      On November 6, 2009, CEL-SCI announced that The Johns Hopkins University School of Medicine had given clearance for CEL-SCI's first clinical study to proceed using LEAPS-H1N1. This study started one week later. Since the disease disappeared about one month later, the study has been unable to enroll patients.

      To fully consider a next-stage clinical trial to evaluate LEAPS-H1N1 treatment of hospitalized patients with laboratory-confirmed H1N1 Pandemic Flu under an Exploratory IND, the FDA has asked CEL-SCI to submit a detailed follow-up regulatory filing with extensive additional data. Thus, in parallel with preparing for this first study, CEL-SCI is proceeding on an expedited basis to complete this next submission. Recognizing that it cannot proceed with its next-stage clinical trial without the FDA's concurrence, CEL-SCI anticipates engaging in a detailed dialogue with the FDA regarding the proposed LEAPS-H1N1 clinical-development program following this future filing.

      With its LEAPS technology, CEL-SCI also discovered a second peptide named CEL-2000, a potential rheumatoid arthritis vaccine. The data from animal studies of rheumatoid arthritis using the CEL-2000 treatment vaccine demonstrated that CEL-2000 is an effective treatment against arthritis with fewer administrations than those required by other anti-rheumatoid arthritis treatments, including Enbrel(R). CEL-2000 is also potentially a more disease type-specific therapy, is calculated to be significantly less expensive and may be useful in patients unable to tolerate or who may not be responsive to existing anti-arthritis therapies.

      In February 2010 CEL-SCI announced that its CEL-2000 vaccine demonstrated that it was able to block the progression of rheumatoid arthritis in a mouse model. The results were published in the scientific peer-reviewed Journal of International Immunopharmacology (online edition) in an article titled "CEL-2000: A Therapeutic Vaccine for Rheumatoid Arthritis Arrests Disease Development and Alters Serum Cytokine/Chemokine Patterns in the Bovine Collagen Type II Induced Arthritis in the DBA Mouse Model" with lead author Dr. Daniel Zimmerman. The study was co-authored by scientists from CEL-SCI, Washington Biotech, Northeastern Ohio Universities Colleges of Medicine and Pharmacy and Boulder BioPath.

     None of the products or vaccines which are in development using the LEAPS technology have been approved by the FDA or any other government agency. Before obtaining marketing approval from the FDA in the United States, and by comparable agencies in most foreign countries, these product candidates must


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undergo  rigorous  preclinical  and  clinical  testing  which is costly and time consuming and subject to unanticipated delays. There can be no assurance that these approvals will be granted.

General

      CEL-SCI has funded the costs associated with the clinical trials relating to CEL-SCI's technologies, research expenditures and CEL-SCI's administrative expenses with the public and private sales of CEL-SCI's securities and borrowings from third parties, including affiliates of CEL-SCI.

      As of the date of this prospectus, CEL-SCI was not receiving any revenues from the sale of MULTIKINE or any other products which CEL-SCI was developing.

      CEL-SCI does not expect to develop commercial products for several years, if at all. CEL-SCI has had operating losses since its inception, had an accumulated deficit of approximately $(161,800,000) at September 30, 2010 and expects to incur substantial losses for the foreseeable future.

THE OFFERING

Securities Offered:         Common Stock

Common Stock Outstanding:   As of December 10,  2010,  CEL-SCI had  205,273,121  outstanding shares of common stock.  The number of  outstanding  shares does not give effect to shares  which may be issued upon the exercise and/or  conversion  of options,  warrants  or other  convertible securities  previously  issued by  CEL-SCI.  If all  outstanding options,  warrants and convertible securities were exercised and
                            converted,   CEL-SCI   would  have   approximately   288,438,000
                            outstanding shares of common stock.

Risk Factors:               The  purchase  of the  securities  offered  by  this  prospectus involves a high degree of risk.  Risk  factors  include the lack of revenues  and history of loss,  need for  additional  capital and need for FDA  approval.  See the "Risk  Factors"  section of
                            CEL-SCI's  September 30, 2010 report on Form 10-K,  which report is incorporated by reference.

NYSE Amex trading symbol:   CVM

Use of Proceeds: The net proceeds from the sale of the shares offered will be used for CEL-SCI's general and administrative expenses and CEL-SCI's Phase III clinical trial involving Multikine.


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                              PLAN OF DISTRIBUTION

      CEL-SCI has entered into a At the Market Issuance Agreement with McNicoll Lewis & Vlak LLC or MLV, under which CEL-SCI may issue and sell shares of its common stock having aggregate sales proceeds of up to $30,000,000 from time to time through MLV acting as agent and/or principal. The form of the sales agreement will be filed as an exhibit to a report filed under the Exchange Act and incorporated by reference in this prospectus supplement. The sales, if any, of shares made under the sales agreement will be made on or through the NYSE AMEX by means of ordinary brokers' transactions at market prices, in block transactions or as otherwise agreed by MLV and CEL-SCI. CEL-SCI may instruct MLV not to sell common stock if the sales cannot be effected at or above the price designated by CEL-SCI from time to time. CEL-SCI or MLV may suspend the offering of common stock upon notice and subject to other conditions. As an agent, MLV will not engage in any transactions that stabilize the price of CEL-SCI's common stock.

      CEL-SCI will pay MLV commissions for its services in acting as agent in the sale of common stock. MLV will be entitled to a commission in an amount equal to the greater of 3% of the gross proceeds from each sale of the shares, or $0.025 for each share sold by means of this prospectus, provided, that, in no event shall MLV receive a commission greater than 8.0% of the gross proceeds from the sale of the shares. CEL-SCI estimates that the total expenses for this offering, excluding compensation payable to MLV under the terms of the sales agreement, will be approximately $15,000.

      Settlement for sales of common stock will occur on the third business day following the date on which any sales are made, or on some other date that is agreed upon by CEL-SCI and MLV in connection with a particular transaction, in return for payment of the net proceeds to CEL-SCI. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

      MLV will act as CEL-SCI's sales agent on a reasonable efforts basis. In connection with the sale of the common stock on CEL-SCI's behalf, MLV may, and will with respect to sales effected in an "at the market offering," be deemed to be an "underwriter" within the meaning of the Securities Act and the compensation of MLV may be deemed to be underwriting commissions or discounts. CEL-SCI has agreed to provide indemnification and contribution to MLV against certain civil liabilities, including liabilities under the Securities Act. CEL-SCI has also agreed to reimburse MLV for certain other specified expenses.

      Under the terms of the sales agreement, CEL-SCI may also sell its common stock to MLV, as principal for its own account, at a price negotiated at the time of sale. If CEL-SCI sells shares to MLV in this manner, CEL-SCI will enter into a separate agreement setting forth the terms of such transaction, and CEL-SCI will describe the agreement in a separate prospectus supplement or pricing supplement.

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      The offering pursuant to the sales agreement will terminate upon the earlier of (i) the sale of all common shares subject to the agreement, or (ii) termination of the sales agreement.

      MLV and its affiliates may in the future provide various investment banking and other financial services for CEL-SCI and its affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, MLV will not engage in any market making activities involving CEL-SCI's common stock while the offering is ongoing under this prospectus supplement.

      MLV, formed in July 2009 and registered as a broker-dealer in January 2010, is an independent, full service investment bank and institutional broker-dealer located in placeStateNew York. Its banking and research divisions focus on the energy, infrastructure, healthcare, and life sciences sectors. It has served as agent or co-agent for approximately fifteen publicly filed at-the-market offerings of equity securities since registering as a broker-dealer. MLV has no relationship with CEL-SCI other than its current role as a sales agent for CEL-SCI's at-the-market offering of common stock.

                             ADDITIONAL INFORMATION

      CEL-SCI is subject to the requirements of the Securities Exchange Act of l934 and is required to file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of any such reports, proxy statements and other information filed by CEL-SCI can be read and copied at the Commission's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding CEL-SCI. The address of that site is http://www.sec.gov.

      CEL-SCI will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference below (other than exhibits to these documents, unless the exhibits are specifically incorporated by reference into this prospectus). Requests should be directed to:

                               CEL-SCI Corporation
                             8229 Boone Blvd., #802
                             Vienna, Virginia 22182
                                 (703) 506-9460

      The following documents, filed with the Commission by CEL-SCI (Commission File No. 1-1189), are incorporated by reference into this prospectus:

      (1) Annual Report on Form 10-K for the fiscal year ended September 30,
2010.


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

      All documents filed with the Commission by CEL-SCI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      CEL-SCI has filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of l933, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to CEL-SCI and such securities, reference is made to the Registration Statement and to the exhibits filed with the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other documents are summaries which are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and related exhibits may also be examined at the Commission's internet site.